SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   SCHEDULE 13E-3/A
                                  (AMENDMENT NO. 2)
                           RULE 13E-3 TRANSACTION STATEMENT
          (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13E-3 (Sec.240.13E-3) THEREUNDER)

                            DELMARVA POWER & LIGHT COMPANY
                 (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                               3.70%  Preferred Stock
                                  4%  Preferred Stock
                               4.20%  Preferred Stock
                               4.28%  Preferred Stock
                               4.56%  Preferred Stock
                                  5%  Preferred Stock
                              6 3/4%  Preferred Stock
                              7 3/4%  Preferred Stock -- $25 Par
                         Adjustable Rate Preferred Stock, Series A

                            (TITLE OF CLASS OF SECURITIES)

                    247109 200 (3.70%  Preferred Stock)
                    247109 309 (   4%  Preferred Stock)
                    247109 408 (4.20%  Preferred Stock)
                    247109 507 (4.28%  Preferred Stock)
                    247109 606 (4.56%  Preferred Stock)
                    247109 705 (   5%  Preferred Stock)
                    247109 770 (6 3/4% Preferred Stock)
                    247109 788 (7 3/4% Preferred Stock -- $25 Par)
                    247109 820 Adjustable Rate Preferred Stock, Series A

                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  Barbara S. Graham
             Senior Vice President, Treasurer and Chief Financial Officer
                                   800 King Street
                                     P.O. Box 231
                             Wilmington, Delaware  19899
                                    (302)429-3448

               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                  TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                           THE PERSON(S) FILING STATEMENT)

                            -----------------------------

     This statement is filed in connection with (check the appropriate box):

     a.   [  ]   The filing of solicitation materials or an information
                 statement subject to Regulation 14A [17 CFR 240.14a-1 to
                 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                 or Rule 13e-3(c) [Sec.240.13e-3(c)] under the Securities
                 Exchange Act of 1934.
     b.   [  ]   The filing of a registration statement under the Securities
                 Act of 1933.
     c.   [X]    A tender offer.
     d.   [  ]   None of the above.
                 Check the following box if the soliciting materials or
                 information statement referred to in checking box (a) are
                 preliminary copies: [   ]

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                              CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
     ---------------------                             --------------------

          $102,585,775                                        $20,517

     * Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 50,000 shares of 3.70% Preferred Stock, 40,000 shares of 4% Preferred Stock, 50,000 shares of 4.20% Preferred Stock, 50,000 shares of 4.28% Preferred Stock, 50,000 shares of 4.56% Preferred Stock, 80,000 shares of 5% Preferred Stock, 200,000 shares of 6 3/4% Preferred Stock, 1,600,000 shares of 7 3/4% Preferred Stock -- $25 Par and 160,850 shares of Adjustable Rate Preferred Stock, Series A, by $58.36, $60.88, $66.25, $67.51, $71.92, $78.86, $104.65,
          $28.12 and $91.50, the respective per share purchase prices.

     /x/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

          Amount Previously Paid:  $20,517   Filing Party:  Delmarva Power &
                                                            Light Company

          Form or Registration No.:  Schedule 13E-4  Date Filed: August 22, 1996




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          This Rule 13e-3 Transaction Statement (the "Statement") originally filed by Delmarva Power & Light Company on August 22, 1996 is hereby amended as set forth herein:

          EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-3 REMAINS UNCHANGED

     Item 8.   Additional Information

          The Issuer Tender Offer expired on October 11, 1996. The results of the Issuer Tender Offer were as follows: (i) 10,134 shares of the 3.70% Preferred Stock ($100 par value) were tendered, representing 20.3% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (ii) 20,126 shares of the 4% Preferred Stock ($100 par value) were tendered, representing 50.3% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (iii) 24,596 shares of the 4.20% Preferred Stock ($100 par value) were tendered, representing 49.2% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (iv) 21,540 shares of the 4.28% Preferred Stock ($100 par value) were tendered, representing 43.1% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (v) 30,429 shares of the 4.56% Preferred Stock ($100 par value) were tendered, representing 60.9% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (vi) 31,477 shares of the 5% Preferred Stock ($100 par value) were tendered, representing 39.3% of the outstanding shares of such series, including 65 shares tendered under the guaranteed delivery procedures; (vii) 165,000 shares of the 6 3/4% Preferred Stock ($100 par value) were tendered, representing 82.5% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (viii) 1,283,500 shares of the 7 3/4% Preferred Stock--$25 Par were tendered, representing 80.2% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (ix) 9,650 shares of the Adjustable Rate Preferred Stock, Series A ($100 par value) were tendered, representing 6.0% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures.

     Item 17.  Material to be Filed as Exhibits.

     (d)(11)   Press Release, dated October 14, 1996.




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                                      SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated:  October 24, 1996      DELMARVA POWER & LIGHT COMPANY

                                   By: /s/ Edric R. Mason
                                       -------------------------------------
                                       Name:  Edric R. Mason
                                       Title:  Assistant Treasurer




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                                    EXHIBIT INDEX

     EXHIBIT NO.              DESCRIPTION

     (d)(11)                  Press Release, dated October 14, 1996.